UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tremor International Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
N/A
(CUSIP Number)
Fred P. Boy, Esq.
Lehman & Eilen LLP
50 Charles Lindbergh Boulevard
Suite 505
Uniondale, New York 11553
5162220888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 9 , 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mithaq Capital SPC IRS Identification No.: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 33,050,978
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 33,050,978
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,050,978
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 22%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Turki Saleh A. AlRajhi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 33,050,978
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 33,050,978
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,050,978
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Muhammad Asif Seemab
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 33,050,978
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 33,050,978
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,050,978
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
This Amendment No. 1 amends the Schedule 13D filed on June 30, 2021 (the "Original Schedule 13D"). This statement of beneficial ownership on Schedule 13D relates to the Ordinary Shares of Tremor International Ltd., located at 82 Yigal Alon Street, Tel Aviv, Israel 6789124. Unless specifically amended hereby, the disclosures and statements set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D. The purpose of this Amendment No. 1 is to include Exhibit - Joint Filing Agreement Pursuant to Rule 13d-1(k)(1), as well as the purchase of additional Ordinary Shares.
Item 3. Source and Amount of Funds or Other Consideration
Mithaq Capital SPC expended an aggregate of approximately 124,139,949 (GBP) of its own investment capital to purchase the Shares of the
Issuer reported on this Schedule 13D/A and the Original Schedule 13D. The source of funds for any additional purchase of Shares also will be Mithaq Capital SPC's investment capital.
Item 5. Interest in Securities of the Issuer.
(a)
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are based on 150,277,371 Shares issued and outstanding as of June 30, 2021 as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 19, 2021. The number of outstanding shares includes the shares on deposit for the Issuer's American Depository Shares.
(b)
See Original Schedule 13D
(c)
Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit 2.1 hereto and is incorporated herein by reference. All of the transactions in Shares listed in Exhibit 2.1 were effected in the open market brokerage transactions on AIM, a market of the London Stock Exchange, by Mithaq Capital SPC. All cost amounts are reported in British Pound Sterling (GBP).
(d)
See Original Schedule 13D
(e)
See Original Schedule 13D
Item 7. Material to Be Filed as Exhibits
EX-1.1	Joint Filing Statement
EX-2.1	Transaction Details

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 9, 2021
Mithaq Capital SPC
By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Title: Director
Date:   September 9, 2021
Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director
Date:   September 9, 2021

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Date:   September 9, 2021

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab

Exhibit Index

Exhibit No.	Description
EX-1.1	Joint Filing Statement
EX-2.1	Transaction Details